

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporation
Finance

December 1, 2010

Mr. Neville Pearson
President
Western Lucrative Enterprises, Inc.
73726 Alessandro Dr., Suite 103
Palm Desert, CA 92260

> **Re:** **Western Lucrative Enterprises, Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 22, 2010**
> **File No. 333-0152950**

Dear Mr. Pearson:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Mr. Neville Pearson
Western Lucrative Enterprises, Inc.
December 1, 2010
Page 2

General

1.   Your registration statement was initially declared effective on May 14, 2009 with audited financial statements through July 22, 2008. Please advise as to whether any offers or sales were made after November 22, 2009 under this registration statement.

2.   We note that the Form S-1 filed by the company on August 12, 2008, as amended, indicates a fiscal year end of June 30. Yet, the company filed a quarterly report on Form 10-Q for the three month period ended June 30, 2009, rather than an annual report on Form 10-K for the year ended June 30, 2009. Accordingly, it appears as though the company changed its fiscal year from that used in its then most recent filing with the Commission. However, no corresponding current report on Form 8-K pursuant to Item 5.03 has been filed. Please tell us when you changed your fiscal year and why such event was not reported pursuant to a Form 8-K.

3.   Your prospectus does not conform to Section 10 of the Securities Act of 1933 or the requirements of Form S-1. We note that your post-effective amendment merely contains audited financial statements for the periods of inception to December 31, 2008 and December 31, 2009. Please be advised that any amendment to a prospectus, including post-effective amendments required by Section 10(a)(3) and Rule 415 of the Securities Act of 1933, must be complete in all respects. Revise your filing to ensure that all required items of Form S-1 are contained in your amendment and update your prospectus to a reasonably current date. See the first sentence of Rule 472(b) of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct all questions to Courtney Haseley at (202) 551-3548 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: (702) 382-1759</u>
Harold Gewerter, Esq.